Exhibit 99.(a)(5)(ii)

FOR IMMEDIATE RELEASE

For Further Information:
Rick Carlson	Jeff Elliott
Chief Executive Officer	Halliburton Investor Relations
(952) 476-9093	(972) 458-8000
rcarlson@prourocare.com	jelliott@halliburtonir.com

ProUroCare Medical Announces Extension of Offering of Replacement Warrants
in Exchange for Early Exercise of Outstanding Warrants

MINNEAPOLIS, MN (October 16, 2009) – ProUroCare Medical Inc. (OTCBB: PUMD PUMDU, PUMDW) today announced that it is extending the offering period of its current tender offer to holders of certain outstanding warrants, to provide additional time to review amended offering materials.  The offer, which commenced on Sept 25, 2009, was originally scheduled to expire on Oct 30, 2009 and is now scheduled to expire at 1:00 P.M. Central Time on Nov 6, 2009.

The offer extension was made as a result of the Company’s decision to amend its registration statement on a different form in response to communications from the SEC.  The new form requires the Company to provide certain information within the Offer Letter/Prospectus itself that was formerly incorporated from previously filed documents.  The economic terms of the offering have not been changed.  Warrant holders who have already submitted a letter of transmittal, or have given exercise instructions to their broker or custodian, do not need to take any further action.

An Amended and Restated Offer Letter/Prospectus and Letter of Transmittal will be received by subject warrant holders in the near future (except for those who reside in states where the offer is not permitted).  For questions or assistance, or to request additional copies of the offering documents, which will be provided at ProUroCare’s expense, warrant holders should contact Dick Thon, ProUroCare Medical Inc., 6440 Flying Cloud Dr., Suite 101, Eden Prairie, MN 55344, (952) 476-9093.

No warrants had been tendered ahead of this amendment.

About ProUroCare Medical Inc.

ProUroCare Medical Inc. is a publicly traded company engaged in the business of creating innovative medical imaging products.  The company’s ProUroScan prostate imaging system is now in clinical trials.  Based in Minneapolis, Minn., ProUroCare is traded on the OTCBB market.

This press release is for informational purposes only.  ProUroCare Medical Inc. has filed a registration statement (including a prospectus) and a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) for the tender offer and offering to which this communication relates. Before you accept the offer, you should read the Offer Letter/Prospectus in that registration statement, the related Letter of Transmittal and other documents ProUroCare has filed with the SEC, as well as any amendments or supplements thereto, for more complete information about ProUroCare, the tender offer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. There shall there be no sales of the warrants or underlying common stock in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.